FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2003
                                  ------------

                          Commission File Number 1-4620
                                    --------

                      Crystallex International Corporation
              -----------------------------------------------------
                 (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F[x]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      ------

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         PLEASE NOTE: The estimates described in this study qualify as reserves in accordance with Canadian National Instrument 43-101. However, they do not necessarily qualify as reserves for United States reporting purposes. Therefore, readers should not assume that the information provided in the study is acceptable for United States reporting purposes, Furthermore, readers should note that measured and indicated resources presented herein would not be acceptable for United States reporting purposes."

         EXECUTIVE SUMMARY

         1.1      INTRODUCTION

         In response to a verbal request from Crystallex International Corporation (Crystallex), in December, 2002, SNC-Lavalin Engineers & Constructors (SNC-Lavalin) submitted a proposal dated January 10, 2003 to prepare a feasibility study for the Las Cristinas gold project. The feasibility study proposal was accepted on February 6, 2003 and SNC-Lavalin was authorized to proceed with the project immediately. A formal contract for the feasibility study has been executed.

         Section 2.2 of this report summarizes the terms of reference of SNC-Lavalin and other participants in the study. The terms of reference and scope of services are conventional for the type of study completed, one that could be presented to financial institutions for the purpose of raising financing to construct and commission the project.

         The key findings of the Las Cristinas Gold project are summarized in the bullet points below and explained in more detail in the body of the report:

         o  Location          Bolivar State, South Eastern Venezuela

         o  Mineralization    2% to 5% sulphides (pyrite and chalcopyrite)

         o  Reserves          246 million t (1.29 g/t average grade,10.2 million
                              oz.)

         o  Gold Recovery     89.0 %

         o  Gold Recovered    9.1 million ounces


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


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         o  Annual Gold Production

            o  266,000 oz. life of mine
            o  311,000 oz. first five years

         o  Operating Cost        $6.70/t  ($182/oz without royalty, $196/oz
                                  with royalty)

         o  Capital Cost          $243 million (excludes $38 million of
                                  refundable VAT)

         o  Sustaining Capital    $160 million (without VAT)

         o  Mine Life             34 years

         o  Mining Equipment      Trucks and Shovels

         o  Mine Stripping Ratio  1.34 to1

         o  Process Plant         Conventional Gravity and Carbon-in Leach

         o At a gold price of $325/oz the project is estimated to have the following results:

                                  Before Tax                  After Tax
                                  ----------                  ---------

            o  IRR                13.8%                       10.5%
            o  Net Cash Flow      $742.4 million              $515.9 million
            o  NPV at 5%          $238.5 million              $139.7 million
            o  Payback            4.7 years                   6.9 years

         o  Environmental Risks

            o  Effluent Discharge Low
            o  Tailings Dam Failure Low
            o  Closure Challenges Low
            o  Acid Generation Potential Low to Marginal
            o  Permitting expected to be straight forward

         The report was prepared by SNC-Lavalin with input from others and also Crystallex, through the provision of numerous technical reports. Sections of the report that have been primarily prepared by others are as noted below:


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
         --------------------------------------------------------------------------------------------
         Section 3 Property Description and Location                Mine Development Associates MDA)
         --------------------------------------------------------------------------------------------
         Section 4 Geology, Mineral Resources and Mineral Reserves  Mine Development Associates (MDA)
         --------------------------------------------------------------------------------------------
         Section 5 Mining                                           Mine Development Associates (MDA)
         --------------------------------------------------------------------------------------------
         Section 6 Metallurgy                                       J.G. Goode and Associates
         --------------------------------------------------------------------------------------------
         Section 10  Administration and Operations                  Harapiak-Buckland
         ---------------------------------------------------------- ---------------------------------
         Section 13 Project Economics                               SNC-Lavalin Capital
         ---------------------------------------------------------- ---------------------------------

         On behalf of Crystallex MDA carried out confirmatory drilling, a review of the geology, reserves estimates were computed and a mine plan was developed; SGS Lakefield Research (Lakefield) ran a metallurgical carbon-in-leach pilot plant for 21 days treating 1 tonne of representative drill core; SNC-Lavalin completed preliminary engineering design of the major facilities. Where other sources of information have been used in preparing this report they are referred to in the applicable sections.

         1.2      PROPERTY DESCRIPTION AND LOCATION

         The Las Cristinas Property consists of 4 contiguous concessions (LC 4-5-6-7) totaling 3,885.6 hectares. The property is located in Bolivar State, southeastern Venezuela, 6 km west of the village of Las Claritas and approximately 670 km southeast of Caracas. Access to the property is via Troncal 10, the main paved highway linking Puerto Ordaz with the Brazilian border. A soon to be upgraded 19 km unpaved road will connect Troncal 10 to the Las Cristinas camp. Current access is via a 6 km dirt road from Las Claritas. An air strip at Las Cristinas allows for the landing of small aircraft. Commercial airstrips are located at El Dorado and Luepa, 80 km north and south , respectively, relative to Las Cristinas. The concessions are located in flat terrain at elevations ranging from 130 m to 160 m above sea level. The climate is tropical and humid.

         On September 17, 2002, Crystallex and the Compania Venezolana de Guayana (CVG) signed a Mining Operation Contract (MOC) for the development of Las Cristinas 4, 5, 6 and 7. The MOC provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOC is available on the Company's website (www.crystallex.com).

         The MOC has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela confirms the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated. The report also confirms the process by which the


                                       3
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         related assets were acquired by the Republic of Venezuela, and by which the government, through the CVG, entered into the Mining Operation Contract with Crystallex.

         1.3      GEOLOGY AND RESOURCES

         1.3.1    GEOLOGY AND MINERALIZATION

         The Las Cristinas property is located in a part of the Archean to early Proterozoic granite-greenstone terrain of the Guayana Shield. Supracrustal sequences on the property are predominantly intermediate metavolcanic and pyroclastic rocks. Several rock types intrude the stratigraphic package; some post-date the mineralization.

         There are two main deposits at Las Cristinas: Conductora/Cuatro Muertos and Mesones/Sofia. At Conductora/Cuatro Muertos, gold and copper mineralization are associated with pyrite-chalcopyrite disseminations, veinlets (2-5% sulfides) and blebs generally oriented parallel to the foliation, which strikes north-northeast and dips moderately to steeply west to southwest. The occurrence of sulfide mineralization is not associated with any particular rock type, but rather, with alteration assemblages that include secondary biotite and a younger carbonate-epidote assemblage. On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. Silicate-carbonate-sulfide veins tend to parallel foliation. At Mesones/Sofia, gold-copper mineralization occurs within tourmaline breccia zones, which have obliterated primary tuffaceous textures. Sulfide concentrations are coarser grained and more chalcopyrite rich than those at Conductora/Cuatro Muertos.

         Extensive weathering has led to the development of saprolite to depths of over 90 m locally. The upper part of the saprolite is oxidized. Within the oxidized saprolite, copper has been predominantly leached, but the gold remains generally in its original distribution. The sulfide saprolite, which has been enriched in copper leached from the overlying oxide saprolite, also retains the original gold distribution. Copper and gold grade distributions in the bedrock have not been affected by weathering.

         Data and Verification
         ---------------------

         Under the terms of the September 2002 agreement between Crystallex and the CVG Crystallex obtained an electronic database from CVG, which included drill, topographic, geologic, and engineering data.. Presently, data from 1,174 drill holes and 108 trenches are included in the Las Cristinas database (Table 1-1).


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                        TABLE 1-1 DRILL DATA DESCRIPTION

                  ---------------------------------------------
                  DATA                                 DATA
                  ---------------------------------------------
                  Drill holes                          1,174
                  ---------------------------------------------
                  Meters of drilling*                  160,600
                  ---------------------------------------------
                  Gold assays                          162,806
                  ---------------------------------------------
                  Copper assays                        145,547
                  ---------------------------------------------
                  Copper CN Soluble assays             40,655
                  ---------------------------------------------
                  Silver assays                        145,221
                  ---------------------------------------------
                  Trenches                             108
                  ---------------------------------------------
                               *Includes trenches

         Mine Development Associates (MDA) visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill core and samples, core photographs, and other supporting data demonstrating that exploration was done in a fashion described in the documentation of Placer Dome Inc's (PDI) work. Based on the previous operator's descriptions, exploration and sampling procedures conform to or exceed industry standards. Nevertheless, Crystallex drilled 2,188 m in twelve diamond drill holes, for a total of 1,087 core samples, to verify the presence and tenor of mineralization. In addition, 275 quality assurance/quality control (QA/QC) samples were analyzed. The Crystallex drill results and check samples corroborate the general tenor of gold mineralization reported by the previous operator. For additional confirmation, Crystallex re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples. Mean grades are similar for both datasets.

         1.3.2    RESOURCES

         MDA completed a resource model that incorporated geology and analytical data. The model contains estimates of gold, copper, cyanide soluble copper, silver, rock


                                       5
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         type, rock density and metallurgical type. The estimation process began with the creation of cross sections and interpretation of the geology. Once the geologic model was defined, mineral domains for gold and copper were identified and modeled. All of this data was refined on level plans and used to code the block model.

         There are seven material/rock types defined in the Las Cristinas model, listed from the deepest to the surface: carbonate-stable bedrock (CSB), carbonate-leached bedrock (CLB), saprock, sulfide saprolite (SAPS), mixed sulfide and oxide saprolite, oxide saprolite (SAPO), and overburden. Gold was modeled in three mineral domains ("unmineralized", low-grade and higher-grade) across all material types except overburden. Copper was modeled in four separate geologic domains: a) bedrock and saprock (a thin veneer of partially saprolitized rock lying on top of the bedrock); b) saprolite sulfide and mixed saprolite zones;
         c) oxide saprolite; and d) overburden. For Mesones/Sofia, the bedrock copper was also modeled in three copper domains. Silver was modeled without domains across all material types except for overburden, which was estimated separately. A summary of the total gold resources, following National Instrument 43-101 classifications, is given in Table 1-2.

         TABLE 1-2 LAS CRISTINAS MINERAL RESOURCES (INCLUDING RESERVES)

                  TOTAL MEASURED AND INDICATED

                  --------------------------------------------------------
                     CUTOFF          TONNES         GOLD           GOLD
                    (g Au/t)                        (g/t)         Ounces
                  --------------------------------------------------------
                      0.5         438,931,000        1.09       15,328,000
                      0.6         354,171,000        1.22       13,841,000
                      1.0         169,467,000        1.72        9,354,000
                  --------------------------------------------------------

                  TOTAL INFERRED

                  --------------------------------------------------------
                     CUTOFF          TONNES         GOLD           GOLD
                    (g Au/t)                        (g/t)         Ounces
                  --------------------------------------------------------
                       0.5        207,889,000        0.91        6,064,000
                       0.6        144,999,000        1.07        4,966,000
                       1.0         47,726,000        1.76        2,703,000
                  --------------------------------------------------------

                  *Note (1) Mineral Resources include mineral reserves

                  (2) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

         For comparison, the last resource estimate reported by Placer, at a cutoff of 0.6 g Au/t, totaled 448,857,000 tonnes grading 1.19 g Au/t, for a total of 17,200,000 ounces of gold, which compares to the MDA total of 499,000,000 tonnes grading 1.17 g Au/t for a total of 18,807,000 ounces of gold (Measured, Indicated and Inferred; reported together for comparison purposes only). MDA's estimated resource is larger presumably because Placer's reported resource is that material contained within the limits of an "optimistic" pit, whereas the MDA resource is not limited.


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         1.3.3    INTERPRETATIONS AND CONCLUSIONS

         Las Cristinas contains a gold deposit that is unique in terms of its geologic characteristics and size. The geometry and size of the deposit give the project operational flexibility that will allow optimal exploitation. The deposit is open ended at depth and, with increased metal prices, decreased costs, and/or increased metallurgical recoveries, reserves could increase. Additional drilling may result in upgrading some or all of the Inferred resources to Measured or Indicated, which could add to reserves.

         As in all projects, there are certain aspects of the project and resource estimate that can use additional study. The following recommendations regarding the geology and resources are given not to show deficiencies, but rather to provide a higher level of understanding of the project.

         Additional drilling should be done which may upgrade resources from Inferred to Measured and Indicated which could potentially increase reserves. Given the same economic, mining, and engineering criteria, it is likely that the reserves can be increased at depth but potentially also at Potaso where drilling could not be done in an area of historic mining.

         In a future stage there will be a heterogeneity study carried out to optimize sampling protocol and minimize sample variance.

         1.4      RESERVES AND MINING

         The Las Cristinas deposit is planned to be mined as a conventional truck/shovel operation. The bedrock will be mined by Crystallex using hydraulic excavators and standard-rear-wheel-drive-haul trucks while the saprolite material will be mined by a contractor using a different equipment fleet more suited to the material characteristics. This strategy is based on Crystallex experience in similar conditions in Venezuela.

         Deposit reserves were developed by MDA from the MDA resource model using the Canadian Institute of Mining, Metallurgy and Petroleum reserve definitions. The reserves are summarized in Table 1-3.


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                        TABLE 1-3 LAS CRISTINAS RESERVES

---------------------------------------------------------------------------------------------------------------
   DEPOSIT               CATEGORY           ORE       GRADE       CONTAINED            WASTE             STRIP
                  (applies to ore only)      KT      (AU G/T)    AU OZ X1000             KT              RATIO
---------------------------------------------------------------------------------------------------------------
  CONDUCTORA      PROVEN                   36,620      1.38          1,625
                              Bedrock      26,147      1.37          1,150      TOTAL       296,962
                              Saprolite    10,473      1.41            475      Bedrock     240,433
                  --------------------------------------------------------------                         1.33:1
                  PROBABLE                187,117      1.27          7,669      Saprolite    56,529
                              Bedrock     144,358      1.30          6,025
                              Saprolite    42,759      1.20          1,644
---------------------------------------------------------------------------------------------------------------
MESONES/SOPHIA    PROBABLE                 21,922      1.24            871      TOTAL        31,537
                              Bedrock      12,754      1.32            543      Bedrock      15,286      1.44:1
                              Saprolite     9,168      1.11            328      Saprolite    16,251
---------------------------------------------------------------------------------------------------------------
                  PROVEN                   36,620      1.38          1,625
                              Bedrock      26,147      1.37          1,150      TOTAL       328,499
                              Saprolite    10,473      1.41            475      Bedrock     255,719
   TOTAL          --------------------------------------------------------------                         1.34:1
                  PROBABLE                209,039      1.27          8,540      Saprolite    72,780
                              Bedrock     157,112      1.30          6,567
                              Saprolite    51,927      1.18          1,973
---------------------------------------------------------------------------------------------------------------
                  PROVEN &
                  PROBABLE                245,659      1.29         10,165      TOTAL       328,499
   TOTAL                      Bedrock     183,259      1.31          7,717      Bedrock     255,719    1.34:1
                              Saprolite    62,400      1.22          2,447      Saprolite    72,780
-----------------------------------------------------------------------------------------------------------------------

         Parameters used to develop the reserves, define cutoffs and develop pit designs are summarized in Tables 1-4 and 1.5.


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                         TABLE 1-4 PIT DESIGN PARAMETERS

         -----------------------------------------------------------------
         DESCRIPTION                                             VALUE
         -----------------------------------------------------------------
         CSB Gold plant recovery                                 87.6%
         -----------------------------------------------------------------
         CLB Gold plant recovery                                 87.6%
         -----------------------------------------------------------------
         SAPO Gold plant recovery                                98.0%
         -----------------------------------------------------------------
         SAPS Gold plant recovery                                86.8%
         -----------------------------------------------------------------
         Specific gravity (varies by rock type)                1.56-2.79
         -----------------------------------------------------------------
         Saprolite bench height (double benched 12m)              6m
         -----------------------------------------------------------------
         Bedrock bench height                                     12m
         -----------------------------------------------------------------
         Road width                                               25m
         -----------------------------------------------------------------
         Maximum road grade saprolite                             8%
         -----------------------------------------------------------------
         Maximum road grade bedrock                               10%
         -----------------------------------------------------------------
         Overall slope angle in saprolite                       35(degree)
         -----------------------------------------------------------------
         Overall slope angle in CLB                             45(degree)
         -----------------------------------------------------------------
         Overall slope angle in CSB east wall                   45(degree)
         -----------------------------------------------------------------
         Overall slope angle in CSB west wall                  50(degree)+
         -----------------------------------------------------------------
         Slope angle south wall all rocks                       25(degree)
         -----------------------------------------------------------------
         Overall slope angle in deep saprolite (less than)70 m  30(degree)
         -----------------------------------------------------------------

                          TABLE 1-5 ECONOMIC PARAMETERS

         ----------------------------------------------------------------------------------------
         VALUE    DESCRIPTION                                                         UNITS (US$)
         ----------------------------------------------------------------------------------------
           $325   Gold price                                                             $/oz
         ----------------------------------------------------------------------------------------
          $1.00   Cost of mining bedrock                                                $/DMT(1)
         ----------------------------------------------------------------------------------------
          $1.17   Cost of mining saprolite                                              $/DMT(1)
         ----------------------------------------------------------------------------------------
          $0.31   General and Administration                                         $/DMT(1) ore
         ----------------------------------------------------------------------------------------
          $3.81   Cost of milling-processing CSB                                     $/DMT(1) ore
         ----------------------------------------------------------------------------------------
          $3.11   Cost of milling-processing CLB                                     $/DMT(1) ore
         ----------------------------------------------------------------------------------------
          $2.11   Cost of milling-processing SAPO(2)                                 $/DMT(1) ore
         ----------------------------------------------------------------------------------------
          $4.44   Avg Cost of milling-processing SAPS(2)                             $/DMT(1) ore
         ----------------------------------------------------------------------------------------
                    (saps cost=2.487+0.0024235*CNSCu)
         ----------------------------------------------------------------------------------------
         2204.62  Pounds per tonne conversion                                          lb/tonne
         ----------------------------------------------------------------------------------------
         31.1035  Grams per oz conversion                                                g/oz
         ----------------------------------------------------------------------------------------
          99.8%   Gold payable in dore oxide                                               %
         ----------------------------------------------------------------------------------------
          $1.50   Gold refining oxide                                                     $/oz
         ----------------------------------------------------------------------------------------
                  CVG Royalty on gold
         ----------------------------------------------------------------------------------------
           1.0%   If gold is (less than or equal to)$280/oz                                %
         ----------------------------------------------------------------------------------------
           1.5%   If gold is (less than)$350/oz and (more than)$280/oz                     %
         ----------------------------------------------------------------------------------------
           2.0%   If gold is (less than)$400/oz and (more than or equal to)$350/oz         %
         ----------------------------------------------------------------------------------------
           3.0%   If gold is (more than or equal to)$400/oz                                %
         ----------------------------------------------------------------------------------------
           3.0%   Venezuelan Exploitation Tax                                              %
         ----------------------------------------------------------------------------------------

            (1) DMT = Dry Metric Tonne

            (2) Saprolite processing cost includes $0.24/t for ore control

         MDA used Medsystem-MineSight computer software to develop and report the reserves. The general procedure was to generate a suite of ultimate pit shells for a


                                       9
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         range of gold prices using the Medsystem Lerchs-Grossmann program. A specific pit shell, based on the $325 gold price was chosen as a template for the final pit design. The final design includes haul ramps and excludes areas that cannot be mined. (The Lerchs-Grossmann program does not produce a designed pit.) Two separate pits were designed, the larger Conductora, which contains the bulk of the reserves and the Mesones/Sofia (referred to as Mesones). The Conductora pit was divided into five phases or pushbacks to improve project economics and delay waste mining as much as possible.

         The pit slope angles were reviewed by Brawner Engineering Ltd (Vancouver B.C., Canada) which confirmed their appropriateness.

         Waste dumps which follow were designed using Placer Dome criteria, general industry standards. Because there is the potential for some of the mined waste to be acid generating, this material will be encapsulated within the largest of the dumps and surrounded by acid neutralizing materials. Placer Dome estimated that approximately 31 million tonnes of saprolite sulfide and carbonate-leached bedrock waste need encapsulation.

         The final pit and dump designs are shown in Figure 1-1.


                                       10
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                                   FIGURE 1-1

                              PIT AND DUMP DESIGNS


                                       11
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         Because the region experiences considerable rainfall, over three metres per year on average, water will be a major factor in mining.
         Groundwater flows from Placer Dome documents were used to determine the amount of inflow expected in the pits. Measured rainfall from a weather station on the site was used for the surface water flows. SRK Consultants of Santiago Chile reviewed the available documentation and developed anticipated inflows using computer modeling techniques.

         The mine production schedule developed by MDA is based on providing the plant with 20,000 tonnes of ore per day, or 7.3 million ore tonnes per year. This schedule results in a mine life of just under 34 years. Waste to ore stripping ratios range from 0.21:1 in the second quarter of the first production year to a maximum of 3.0:1 in year 28. Saprolite oxide ore is accessible on the surface from startup. During the pre-production period 7.0 million tonnes of saprolite are mined,
         5.5 million of which are ore and are stockpiled until bedrock ore is available. The production schedule is shown in Table 1-6.

         The cut-offs range from 0.37 g/t to 0.69 g/t depending on material type.


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                          TABLE 1-6 PRODUCTION SCHEDULE

                        PRODUCTION SCHEDULING BY PERIOD

Year                            Pre Production       Q 1          Q 2         Q 3         Q 4           1           2
Mill Throughput (kt)                                1,825        1,825       1,825       1,825        7,300       7,300
Contained Gold, kg                                  2,747        2,546       2,957       2,755       11,005      10,629
Contained Gold, oz (000's)                            88          82          95           89          354         342
Au (g/t)                                             1.51        1.40        1.62         1.51        1.51        1.46
Gold Recovery (%)                                   94.0%        93.5%       93.9%       93.2%        93.7%       91.9%
Recovered Gold, kg                                  2,582        2,380       2,776       2,568       10,307       9,770
Recovered Gold, oz (000's)                            83          77          89           83          331         314

Saprolite Oxide (kt)                                 913          913         913         912         3,651       3,139
Percentage of Total                                 50.0%        50.0%       50.0%       50.0%        50.0%       43.0%
Au (g/t)                                            1.85         1.58        1.96        1.63         1.76        1.43
Contained Gold, kg                                  1689         1443        1789        1487         6408       4,489
Contained Gold, oz (000's)                            54          46          58           48          206         144
Gold Recovery (%)                                   98.0%        98.0%       98.0%       98.0%        98.0%       98.0%
Recovered Gold, kg                                  1,655        1,414       1,754       1,457        6,279       4,399
Recovered Gold, oz (000's)                            53          45          56           47          202         141

Saprolite Sulphide (kt)                               0            0           0           0            0          511
Percentage of Total                                  0.0%        0.0%        0.0%         0.0%        0.0%        7.0%
Au (g/t)                                             0.00        0.00        0.00         0.00        0.00        1.78
Contained Gold, kg                                    0            0           0           0            0          912
Contained Gold, oz (000's)                            0            0           0           0            0          29
Gold Recovery (%)                                   86.8%        86.8%       86.8%       86.8%        86.8%       86.8%
Recovered Gold, kg                                    0            0           0           0            0          792
Recovered Gold, oz (000's)                            0            0           0           0            0          25

Carbonate Leach Bedrock (kt)                         912          912         912         912         3,648       3,364
Percentage of Total                                 50.0%        50.0%       50.0%       50.0%        50.0%       46.1%
Au (g/t)                                             1.16        1.21        1.28         1.39        1.26        1.43
Contained Gold, kg                                  1,058        1,104       1,167       1,268        4,596       4,811
Contained Gold, oz (000's)                            34          35          38           41          148         155
Gold Recovery (%)                                   87.6%        87.6%       87.6%       87.6%        87.6%       87.6%
Recovered Gold, kg                                   927          967        1,023       1,110        4,027       4,214
Recovered Gold, oz (000's)                            30          31          33           36          129         135

Carbonate Stable Bedrock (kt)                         0            0           0           1            1          286
Percentage of Total                                  0.0%        0.0%        0.0%         0.1%        0.0%        3.9%
Au (g/t)                                             0.00        0.00        0.00         0.83        0.83        1.46
Contained Gold, kg                                    0            0           0           1            1          418
Contained Gold, oz (000's)                            0            0           0           0            0          13
Gold Recovery (%)                                   87.6%        87.6%       87.6%       87.6%        87.6%       87.6%
Recovered Gold, kg                                    0            0           0           1            1          366
Recovered Gold, oz (000's)                            0            0           0           0            0          12


WASTE                           Pre Production       Q 1          Q 2         Q 3         Q 4           1           2

Saprolite Oxide (kt)                 1,208            74          22          128         508          732        1,938
Saprolite Sulphide (kt)               101            268          27          74           0           369         20
Carbonate Leach Bedrock (kt)           0             709          563         439         388         2,099       1,285
Carbonate Stable Bedrock (kt)          0              0            0           1           5            6          164

TOTAL                                1,309          1,051         612         642         901         3,206       3,407

TO STOCKPILE                    Pre Production       Q 1          Q 2         Q 3         Q 4           1           2

Saprolite Oxide (kt)                 4,679            0           376          0          706         1,082        140
Saprolite Sulphide (kt)               843           2,330         746         808         128         4,012         0
TOTAL                                5,522          2,330        1,122        808         834         5,094        140

FROM STOCKPILE                  Pre Production       Q 1          Q 2         Q 3         Q 4           1           2

Saprolite Oxide (kt)                   0             649           0          140          0           789          0
Saprolite Sulphide (kt)                0              0            0           0           0            0          261
TOTAL                                  0             649           0          140          0           789         261

STOCKPILE VOLUMES               Pre Production       Q 1          Q 2         Q 3         Q 4           1           2

(end of period)
Saprolite Oxide (kt)                 4,679          4,030        4,406       4,266       4,972        4,972       5,112
Saprolite Sulphide (kt)               843           3,173        3,919       4,727       4,855        4,855       4,594
TOTAL                                5,522          7,203        8,325       8,993       9,827        9,827       9,706



Year                                3            4           5          6-10        11-15       16-20       21-25
Mill Throughput (kt)               7,300       7,300       7,300       36,500      36,500      36,500       36,500
Contained Gold, kg                10,125      10,544      10,477       43,004      44,591      49,183       43,935
Contained Gold, oz (000's)         326          339         337        1,383        1,434       1,581       1,413
Au (g/t)                           1.39        1.44        1.44         1.18        1.22        1.35         1.20
Gold Recovery (%)                 91.2%        90.7%       90.3%       89.9%        88.7%       88.5%       88.2%
Recovered Gold, kg                9,235        9,566       9,462       38,678      39,562      43,536       38,747
Recovered Gold, oz (000's)         297          308         304         1244        1272        1400         1246

Saprolite Oxide (kt)              3,139        3,139       3,139       9,417        5,295       4,745       2,920
Percentage of Total               43.0%        43.0%       43.0%       25.8%        14.5%       13.0%        8.0%
Au (g/t)                           1.14        1.03        0.89         1.06        0.98        0.99         0.98
Contained Gold, kg                 3582        3234        2794         9944        5205        4716         2847
Contained Gold, oz (000's)         115          104         90          320          167         152          92
Gold Recovery (%)                 98.0%        98.0%       98.0%       98.0%        98.0%       98.0%       98.0%
Recovered Gold, kg                3,511        3,169       2,738       9,745        5,101       4,621       2,790
Recovered Gold, oz (000's)         113          102         88          313          164         149          90

Saprolite Sulphide (kt)            511          511         511        2,555        3,650       3,650       3,650
Percentage of Total                7.0%        7.0%        7.0%         7.0%        10.0%       10.0%       10.0%
Au (g/t)                           1.78        1.76        1.38         1.37        1.40        1.33         1.25
Contained Gold, kg                 911          900         703         3507        5108        4863         4548
Contained Gold, oz (000's)          29          29          23          113          164         156         146
Gold Recovery (%)                 86.8%        86.8%       86.8%       86.8%        86.8%       86.8%       86.8%
Recovered Gold, kg                 791          781         611        3,044        4,434       4,222       3,948
Recovered Gold, oz (000's)          25          25          20           98          143         136         127

Carbonate Leach Bedrock (kt)      2,490        1,024        536        16,036       6,435       1,199       12,892
Percentage of Total               34.1%        14.0%       7.3%        43.9%        17.6%       3.3%        35.3%
Au (g/t)                           1.47        1.49        1.46         1.19        1.21        0.98         1.04
Contained Gold, kg                 3660        1526         783        19069        7761        1171        13470
Contained Gold, oz (000's)         118          49          25          613          250         38          433
Gold Recovery (%)                 87.6%        87.6%       87.6%       87.6%        87.6%       87.6%       87.6%
Recovered Gold, kg                3,206        1,337        686        16,705       6,799       1,026       11,800
Recovered Gold, oz (000's)         103          43          22          537          219         33          379

Carbonate Stable Bedrock (kt)     1,160        2,626       3,114       8,492       21,120      26,906       17,038
Percentage of Total               15.9%        36.0%       42.7%       23.3%        57.9%       73.7%       46.7%
Au (g/t)                           1.70        1.86        1.99         1.23        1.26        1.43         1.35
Contained Gold, kg                 1972        4884        6197        10484       26517       38433        23071
Contained Gold, oz (000's)          63          157         199         337          853        1,236        742
Gold Recovery (%)                 87.6%        87.6%       87.6%       87.6%        87.6%       87.6%       87.6%
Recovered Gold, kg                1,727        4,279       5,428       9,184       23,229      33,667       20,210
Recovered Gold, oz (000's)          56          138         175         295          747         1082        650


WASTE                               3            4           5          6-10        11-15       16-20       21-25

Saprolite Oxide (kt)              2,696        3,038       2,295       10,748      10,166       9,129        514
Saprolite Sulphide (kt)             0           42         1.951       6,397        1,435       9,769       7,672
Carbonate Leach Bedrock (kt)       670         1,178       1,316       19,096       6,169       3,052       23,856
Carbonate Stable Bedrock (kt)      452          512         101        9,350       32,082      17,188       19,504

TOTAL                             3,818        4,770       5,663       45,591      49,852      39,138       51,546

TO STOCKPILE                        3            4           5          6-10        11-15       16-20       21-25

Saprolite Oxide (kt)                0            0           0         5,665          0         2,399         0
Saprolite Sulphide (kt)             0            0          703        6,041          0         1,540        414
TOTAL                               0            0          703        11,706         0         3,939        414

FROM STOCKPILE                      3            4           5          6-10        11-15       16-20       21-25

Saprolite Oxide (kt)                23           3         1,082       3,904        3,452       1,664       2,766
Saprolite Sulphide (kt)            510          481          0           0          2,688       1,557       1,541
TOTAL                              533          484        1,082       3,904        6,140       3,221       4,307

STOCKPILE VOLUMES                   3            4           5          6-10        11-15       16-20       21-25

(end of period)
Saprolite Oxide (kt)              5,089        5,086       4,004       5,765        2,313       3,048        282
Saprolite Sulphide (kt)           4,084        3,603       4,306       10,347       7,659       7,642       6,515
TOTAL                             9,173        8,689       8,310       16,112       9,972      10,690       6,797

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         Stockpiling of saprolite ore is necessary to maintain the desired blend of saprolite and bedrock plant feed. The majority of the saprolite is mined in the first half of the mine life because the saprolite overlies the bedrock and therefore must be mined before the bedrock can be accessed. Saprolite oxide is restricted to a maximum of 50% of the plant feed in year 1, or 10,000 tonnes per day and 43% per year thereafter. Bedrock ore cannot exceed 75% of the plant feed without a drop in production rates. The bedrock limit was relaxed after year 20 to 80% and allowed to reach 90% after year 25. This was done to reduce the size of the saprolite ore stockpiles, which would otherwise become costly.

         Additionally, saprolite sulfide material cannot exceed 7% of the total plant feed during the first 10 years and cannot exceed 10% after that. This restriction is relaxed in the last two years of life. The increase in the proportion of sulfide feed to the plant is a compromise between plant operations and ore stockpile management. A separate stockpile is maintained for the saprolite sulfide.

         The maximum size of the saprolite ore stockpiles is just under 16.5 million tonnes. Over the life of the mine a total of approximately 28 million tonnes of saprolite ore is stockpiled. Re-handling the stockpiled ore will be a challenge given the material characteristics and the amount of rainfall at the site.

         The saprolite oxide stockpile is divided into two areas, a high-grade area and a low-grade area. This is done to increase the feed grade in the early years by sending the high-grade material to the plant first, thus increasing the recovered gold ounces and improving the overall project economics. After year 10 the distinction between high and low grades was discontinued. The average gold grade in the high-grade stockpile is 2.0 g Au/t and the gold grade in the low-grade stockpile is 0.76 g Au/t. MDA divided only the oxide in this way but the sulfide material could be handled in a similar manner, although the benefit of this is limited by the restriction on the amount of sulfide material in the plant feed.

         Different mining equipment is used in the saprolite and bedrock due to the significantly different material characteristics. A contractor will mine the saprolite using a fleet of all-wheel-drive trucks and excavators. Crystallex will mine the bedrock using conventional 136 tonne haul trucks and 21m(3) capacity excavator and loader. The bedrock requires drilling and blasting while the saprolite does not. The number of trucks in the bedrock mining fleet averages 6 over the life of the mine with

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         a maximum of 15 during years 27 through 29. Appropriate support equipment is planned to maintain the site roads and access roads as well as the pit and dumps.

         Mine manpower requirements vary with production levels but start at a base level of 94 people. This figure includes 15 in mine engineering and geology, 27 in mine maintenance and 52 in mine operations. The maximum manpower level is 217 during years 27 through 29. The mine operations manager, chief mine engineer and maintenance superintendent are initially expatriates and are replaced by Venezuelan nationals after the second operating year.

         The life-of-mine mine operating cost is estimated to be $2.94 per tonne of total ore or $1.26 per total mined tonne, including saprolite mining. Pre-production contract mining ($9.6 million) is considered a capital cost and not included in operating costs. Total bedrock mining costs without the contract saprolite mining amount to $0.95 per mined tonne or $2.23 per ore tonne.

         Costs for major consumables and labour are primarily based on prices reported by Crystallex from its current Venezuelan operations and independent budget quotations. Fuel prices are low in Venezuela, $0.04 per litre is used for this work. Contract saprolite mining is $1.37 per dry tonne based on budgetary bids from contract mining firms currently working in Venezuela.

         Currently in Venezuela the prices for explosives are established by a non-competitive market and consequently are higher than prices in most other South American countries. The costs used in this study of $1830/tonne for emulsion and $1000/tonne for ANFO are based on the actual prices paid by Crystallex at their existing operations and averages of other quotes received by MDA and Crystallex. Crystallex currently pays $1200/tonne for ANFO at a Venezuelan mine much smaller than Las Cristinas.

         1.5      METALLURGY

         SGS Lakefield Research (Lakefield) conducted an extensive program to test samples of saprolite oxide (SAPO), saprolite sulphide (SAPS), carbonate leached bedrock (CLB) and carbonate stable bedrock (CSB) in bench tests and a 50 kg/day pilot plant operation, run for 21 days during the months of April through July 2003b. Sub-samples were sent to McGill University for gravity recovery testwork. Outokumpu conducted pilot plant settling tests on several samples. The various test programs were designed to confirm relevant data generated by PDI, determine the gold

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         recovery and reagent requirements for the proposed gravity-leach flowsheet, and generate plant design data.

         Grinding data from Lakefield are generally in accordance with data generated by Placer Dome. Pilot scale gravity concentration tests at Lakefield show about 30% gold recovery from both a SAPO-CSB blend and a SAPO-SAPS-CLB-CSB blend at mass concentration ratios of about 4000:1. Intensive cyanidation of the concentrates from these tests gave >99% leach recovery. Tests at McGill to determine the gravity recoverable gold (GRG) content of SAPO and CSB samples showed 39% and 46% GRG, respectively which would translate into practical recoveries of about 25%

         Thirty-six hour bottle roll leach tests (an industry standard) on gravity tailings confirm that SAPO leaches very well to give about 99% overall (gravity+leaching) extraction and a 0.02 g/t tailing. With a 24 h leach time, tailings were 0.03 g/t corresponding to 98% extraction. CSB gives about 85% overall extraction (0.17 g/t tailing). Cyanide additions for SAPO and CSB have been less than 1 kg/t ore. Pure SAPS samples with cyanide soluble copper (CNSCu) levels of 370 ppm or less have been tested and gave 85 to 88% extraction, albeit with cyanide additions of 1.7 to 1.9 kg/t. Mixtures containing SAPO, SAPS and CSB gave 85 to 90% overall extraction provided that sufficient NaCN was present. The NaCN addition varied with the CNSCu level in the ore.

         A 2 kg/h pilot plant was operated for three weeks in which batch-ground/gravity concentrated ore was subjected to carbon-in-leach
         (CIL) processing. During the first 13 days, a blend of 20% SAPO and 80% CSB was leached with 0.7 kg/t of cyanide to give a final overall gold extraction of 89.6% (tailings average of 0.15 g/t). A SAPO-SAPS-CLB-CSB blend was processed for the last week. The plant tailing was 0.15 g/t for an extraction of 89.3% with a cyanide addition of 0.8 kg/t. Overall gold recovery used in the preliminary design was 89%.

         Viscosity measurements by Lakefield were acceptable for the mixtures that will be handled in the Las Cristinas plant.

         Outokumpu conducted high-rate thickening tests on nine sample blends, ranging from pure SAPO to pure bedrock, using its pilot-scale thickener. At 50% solids in the underflow, all blends containing 50% SAPO or less could be processed at 0.46 t/m(2)/h or greater. Allowing for a 15% scale-up, the data showed that a 50 m diameter thickener would give at least 47% solids in the underflow when processing up to 20 000 t/d of a 50% SAPO, 50% CSB mixture.

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         Acid-base-accounting (ABA) tests and various geotechnical studies were performed by Lakefield on several samples to determine the potential for acid generation. Data are discussed in Section 12 of this study report.

         Natural degradation tests and continuous INCO Air/SO(2) cyanide destruction tests have been performed on pilot plant tailings. Natural degradation under Lakefield climatic conditions reduced CNWAD to below 20 ppm in about 40 d. The INCO process then reduced CNWAD to 0.2 ppm and Cu to about 1 ppm under industry-typical operating conditions. INCO tests will be performed on PP2 tailings solution in the near future.

         1.6      PROCESSING

         1.6.1    GENERAL

         All equipment, with the exception of secure areas such as electrowinning and the gold, electrical and control rooms, is located in open sided structures or outdoors. The processing plant is fenced for gold security reasons. Installed spare pumps are provided for all critical process streams.

         The process plant consists of single line crushing, semi-autogenous primary grinding (SAG) followed by secondary grinding using a ball mill. A pebble crusher is incorporated in closed circuit with the SAG mill.

         A gravity circuit is included in closed circuit with the cyclones in order to recover any coarse, free gold prior to regrinding in the ball mill.

         Gold extraction is achieved in a conventional carbon-in-leach (CIL) circuit. Gold is removed from the loaded carbon by pressure stripping, electrowinning and smelting a gold dore product.

         1.6.2    PRIMARY CRUSHING

         CLB and CSB ore is delivered by mine truck to the primary crushing station which is permanently located to the east of the process plant. The primary crusher product discharges via an apron feeder on the stockpile feed conveyor.

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         1.6.3    ORE STORAGE AND RECLAIM

         CLB and CSB ore is reclaimed from the coarse ore stockpile using apron feeders located in the reclaim tunnel situated below the stockpile. The ore is loaded onto the SAG mill feed conveyor.

         1.6.4    SAPROLITE CRUSHING

         SAPO and SAPS ore is delivered by mine truck to the saprolite crushing station. The mine trucks direct dump into a feed hopper which is positioned over top of an apron feeder. The apron feeder passes the saprolite ore into a mineral sizer in order to reduce over sized clumps before being fed on to the SAG mill feed conveyor.

         1.6.5    GRINDING

         The SAG mill feed conveyor delivers a combination of saprolite, CLB and CSB ore directly to the SAG mill. The SAG mill is driven by a clutch and pinion gear arrangement by a variable speed synchronous motor. The SAG mill discharge is screened by a double deck vibrating screen to remove over sized 12 mm pebbles. The 12 mm pebbles from the vibrating screen are crushed in a cone crusher prior to being recycled back to the SAG mill feed chute. Provision has also been made so the pebbles can be recycled directly back to the SAG mill without further size reduction or can be stockpiled outside the process plant building.

         The under sized product from the vibrating screen drops into the cyclone feed pump box where it is combined with the discharge from the ball mill. The ball mill is driven by a wrap around, variable speed motor through a cycloconverter drive unit.

         The combined SAG and ball mill discharges are diluted in the pump box with process water and pumped to a cyclone cluster which sorts the ore particles by size and returns the over size to the ball mill for further size reduction.

         Also included in the grinding circuit is a gravity recovery circuit. A portion of the ball mill discharge is diverted over a vibrating screen with the under size fed to one of two centrifugal concentrators. Gravity concentrate from each centrifugal concentrator is stored in a secured holding cone until it is leached in a semi-batch, high intensity cyanide leach reactor. Gravity and leach reactor tailings are pumped backed to the grinding circuit. The gold loaded solution from the leach reactor is pumped to a dedicated electrowinning circuit located in the secured gold room.

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         1.6.6    CARBON-IN-LEACH (CIL)

         Slurry from the grinding circuit cylcone overflow, after trash removal, is gravity fed to the thickener feed collection box where slurry flows into a 45 m diameter thickener. The thickener overflow flows by gravity into the process water tank. The thickener underflow is pumped at 50% solids by weight into dual parallel 6-stage CIL circuits. Cyanide and lime are staged added to each tank train. On an intermittent basis, loaded carbon is pumped counter current to the slurry flow in order to increase the gold loading. Loaded carbon is removed from the head end of each tank train and is transferred to the acid wash vessel via a vibrating screen.

         1.6.7    CARBON DESORPTION AND REGENERATION

         Loaded carbon captured by the vibrating screen drops by gravity into the acid wash vessel. A 3% acid solution is pumped into the acid wash vessel and overflows the top and returns to the acid mix tank. Acid washing takes approximately 1 hour. After acid washing is complete, the spent acid is neutralized with sodium hydroxide before discarding it to the tails pump box.

         The desorption elution cycle starts with the preparation of a 3% sodium cyanide and 2% sodium hydroxide solution in the barren eluate tank. The solution is initially pumped through the strip solution heater and returns to the barren eluate tank until its temperature reaches 80(degree)C. The solution is then directed through a recovery heat exchanger, and through the strip solution heater to bring its temperature up to 145(degree)C before entering the elution column. Barren eluate solution at operating temperature and 300 kPa pressure enters the bottom of the elution vessel through in-line screens then flows up through the carbon bed. The solution desorbs the metal loaded onto the carbon then exits from the top of the elution vessel and passes through a screen basket to retain carbon. The new solution passes through the solution/solution heat exchanger where it transfers its thermal energy to the incoming barren eluate solution. The pregnant solution exits the hot side outlet of the heat recovery exchanger at 65(degree)C. This pregnant solution stream then flows to the pregnant elution tank in the electrowinning and refining area.

         Stripped carbon is evacuated from the bottom of the elution vessel and is transferred to a vibrating screen at the top of the carbon regeneration kiln feed hopper. Carbon is screened out and drops by gravity into the hopper. Screen fines flow by gravity to the

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         carbon fines tank. Water collected in the carbon fines tank is pumped through a plate and frame filter press to capture any carbon fines.

         The activity of the stripped carbon is restored in a kiln. After passing through the kiln, the carbon drops out into a quench tank and is transported to the reactivated / fresh carbon sizing screen. Screened carbon drops by gravity to the reactivated carbon transfer hopper where it is mixed with washed fresh carbon. Screen fines flow by gravity to the carbon fines tank. Water collected in the carbon fines tank is pumped through a plate and frame filter press to capture any carbon fines.

         There is some carbon loss through attrition and is made up with fresh carbon. Mixed regenerated/fresh carbon in the transfer hopper is moved to the last leach tank in the train via a horizontal recessed impeller pump.

         1.6.8    ELECTROWINNING AND REFINING

         Pregnant eluate solution from the desorption operation reports to the pregnant eluate tank. Pregnant eluate solution is pumped to four electrowinning cells (two rows of two in parallel). Gold metal is electrowon loosely on the stainless steel wool cathodes in the electrowinning cells. Depleted solution flows from the outlet of each cell to the barren eluate return tank and is then transported either back to the barren eluate tank or recirculated back through the electrowinning cells via the pregnant eluate tank.

         Pregnant eluate from the concentrate leach circuit is pumped to the leach reactor pregnant eluate tank in the refinery area. Pregnant eluate solution is transported from the tank to two electrowinning cells in series. Gold metal is electrowon loosely on the stainless steel wool cathodes in the electrowinning cells. Depleted solution flows from the outlet of the last cell to the leach reactor barren eluate return tank and is then transported either to the CIL circuit or recirculated back through the electrowinning cells via the leach reactor pregnant eluate tank.

          At the end of the run, the cathodes are removed from the cells; the gold bearing sludge is washed off and then pumped to a plate and frame filter press. The filter cake is mixed with fluxes, usually borax, soda ash and occasionally sodium nitrate and fed to an electric induction furnace. The dore metal and slag separate in the furnace, and the slag is poured off to slag pots then the dore metal is poured into bars for shipment.

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]

         1.6.9    CYANIDE DESTRUCTION

         The cyanide destruction process is air/SO(2) using sodium metabisulphite as the source of SO(2). At present only reclaim water from the TMF will be treated however provision for future treatment of CIL tailings has been made, if deemed necessary. This will not have a significant economic impact on the project and current Crystallex experience in Venezuela indicates that this will not be necessary. The cyanide destruction tank is fitted with an agitator consisting of dual impellers supported from a bridge mounted on the tank shell. Air is introduced through a bottom entering line to an inverted cone under the centre shaft of the agitator. The air bubbles then travel upward into the maximum shear zone of the impeller blades.

         Sodium metabisulphite solution is added at a rate sufficient to reduce the free cyanide to below detection limits along with the level of weak acid dissociable (WAD) cyanide complexes in the tailings pond water. Provision is made to add lime slurry to maintain pH between 8 and 8.5.

         1.7      INFRASTRUCTURE AND SERVICES

         1.7.1    SITE ACCESS

         The Las Cristinas site is situated in south eastern Venezuela and is some 6 km west of the village of Las Claritas on Troncal 10 the main highway running from the Brazilian border to the Venezuelan port of Puerto Ordaz on the Orinoco River. The site is some 360 km by road from Puerto Ordaz and the road presents no significant obstacles to the transportation of goods and materials to the site.

         Access to the site will be from Troncal 10 along an existing unpaved road that will be upgraded to take construction and operational traffic. This route is 19 km long and being north of Las Claritas circumnavigates all the local villages and will thus avoid any disruptions to the local population.

         1.7.2    POWER SUPPLY

         An existing 400 kV power line parallels Troncal 10 and a new substation was constructed in 2001 just south of Las Claritas at Km 86 to service the area. The substation has two 150 MVA power transformers and provision has been built in to supply Las Cristinas with a 230 kV power line.


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         The site power demand is estimated at 30 MW which can be adequately supplied by the substation.

         Power to the site will be carried via a new overhead power line, a distance of approximately 6 km, and will terminate at a new substation to be built on site from where power will be distributed at 6.6 kV.

         1.7.3    SITE WATER SUPPLY

         Potable water will be drawn from on-site wells and will be chlorinated prior to distribution for consumption. Make-up water for process requirements will be drawn from the Potaso Pit, an old mining pit that is permanently flooded. During operations the Potaso pit will be charged with water from the diversion ditch.

         1.7.4    SEWAGE TREATMENT

         Domestic sewage will be collected by a system of gravity sewers and treated biologically with the resulting effluent being pumped to the tailings pond.

         1.7.5    EXISTING FACILITIES

         In 1998 a 3,058 person construction camp was constructed at the Las Cristinas property. The camp included dormitories for workers and supervisors, kitchen and canteen facilities, administration building, water and firewater plant and a sewage treatment plant. The camp was subsequently abandoned and has been subject to neglect and minor vandalism.

         For the current project the construction camp will not be utilized except that the administration building will be refurbished and will serve as the main administration centre, the kitchen and canteen will be converted to a construction and operations warehouse and the existing water plant will be brought on line. Sewage from the camp site will be redirected to the new sewage treatment plant.

         1.7.6    ANCILLARY BUILDINGS

         Aside from the main administration facilities located in the existing construction camp additional buildings will include a Guard House at the entrance to the process plant area, a Mill Administration and Dry, a Truck Maintenance and Mine Dry and a Truck Wash.

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         1.7.7    SITE WATER MANAGEMENT SCHEME AND WATER BALANCE

         Tailings area water management forms a large component of overall site water management. Therefore the tailings area water balance was developed in combination with the overall site water balance to support the development of the site water management scheme. The water balance provides an indication of average process water flow rates, range of tailings pond operating volumes, average treatment rates for water treatment plants, average pumping rates from water management ponds and average discharge rates of excess water to the environment.

         The site water management scheme has been developed so that pumping and treatment costs are minimized by isolating clean runoff from potentially contaminated runoff and process water streams. Environmental impact is reduced by providing appropriate containment and treatment to all potentially contaminated site water before discharge, and by maximizing the use of water recycling.

         Six site water management ponds are proposed in addition to the tailings pond. All runoff from waste rock dumps and saprolite waste dumps will be collected in ponds to provide settling of suspended solids. All runoff from waste rock dumps will be monitored for acid drainage.

         Process reclaim water from the Tailings Management Facility (TMF) water reclaim system will pass through a cyanide destruction facility before use in the process plant. Freshwater makeup will be supplied by pumping from the Potaso Pit. This water will require treatment in a sedimentation/filtration plant before entering the process stream. Any seepage from the TMF dike will be collected by a perimeter ditch and pumped back. Excess TMF pond water will be considered suitable for discharge to the environment following cyanide removal if suspended solids are within an acceptable range.

         Clean surface water from upstream drainage areas will be collected into a diversion channel and conveyed around the perimeter of the site. Clean surface runoff from undisturbed drainage areas within the mine site will be collected and diverted to the Potaso Pit which overflows into the river diversion system. Site drainage was designed for a 1:25 year flood event and the river diversions for 1:100 year events.

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         1.8      TAILINGS MANAGEMENT FACILITIES

         1.8.1    FIELD INVESTIGATIONS

         A field program for the Tailings Pond area was undertaken by Bruce Geotechnical Consultants Inc. (BGC), in 1994 and 1995 and reported in the Las Cristinas Feasibility Study (BGC, 1996). BGC drilled 9 boreholes, dug 27 test pits and carried out geologic mapping of outcrops. The geologic horizons were described as follows. The upper horizon consists of a thin laterite soil horizon from 0.5 to 1.0 m thick. The next two units are saprolite which will form the foundation immediately beneath the tailings dikes. The upper layer of saprolite oxide (SAPO) is from 0 to 40 m in thickness, while the thickness of the underlying layer of sulphide stable saprolite (SAPS) varies from 0 m to 65 m. Below the saprolite is a layer of saprock, generally less than 1 to 2 m thick. Beneath the saprock, bedrock is subdivided into CLB (carbonate leached bedrock) and CSB (carbonate stable bedrock).

         The results of BGC's geotechnical investigation were used by SNC-LAVALIN for the feasibility level design of the Tailings Management Facility (TMF). In addition, SNC-Lavalin carried out analysis of samples collected from the sand and gravel deposit in the tailings area. Results show that the sand and gravel is suitable material for filter, drainage and other granular usages.

         1.8.2    TAILINGS DIKE DESIGN AND CONSTRUCTION CONCEPTS

         Design criteria for the TMF were selected to optimize groundwater protection, physical stability and mine closure conditions, and to make maximum use of mine waste materials on a cost effective basis. Due to the presence of cyanide in the tailings slurry, the TMF was designed to withstand a maximum credible earthquake and to contain the runoff from a 24 hour probable maximum flood event, based on internationally and nationally accepted practice and risk ratings.

         A cyanide destruction plant will be built to treat the Weak Acid Dissociable cyanide concentration in the water discharged with the tailings slurry. It is not expected that treatment of an acidic runoff will be required during mine operations.

         Previous studies by BGC (BGC, 1996) identified a tailings facility comprised of two cells. A two celled facility is no longer required due to changes in mining plan and therefore, a single celled facility is proposed. In addition, the proposed dike alignment differs from that proposed by BGC. The tailings dike does not extend as

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         far south as the previous layout since there is an area of sand and gravel deposit along the old south dike perimeter. This material is not suitable as a foundation material and therefore, the alignment was adjusted.

         The alignment of the Tailings Dike was selected to provide a natural low permeability foundation, to provide sufficient storage for tailings and water management, and to utilize available natural topographic conditions.

         The Starter Dike will form the first stage before operations begin and subsequent stages will be constructed during operations. The Starter Dike will be sized to provide tailings storage and water management for the first three years of operation. It will be of low permeability design with foundation preparation and seepage control measures for adequate structural and hydraulic stability. The TMF basin floor is saprolite 20 m to 40 m thick with permeabilities ranging from 8x10(-5) to 3x10(-7) cm/s which will provide highly competent containment of contaminants.

         The Tailings Dike will be raised in stages using mine waste materials from open pit stripping. The ultimate crest elevation of the Tailings Dike provides storage for 243.1 Mt of tailings. Crest raising by the centreline method of construction will involve fill placement on the tailings beach for the upstream part of the lift. To facilitate this, tailings discharge will be carried out from the dike crest. The Tailings Dike is designed so that supernatant water and runoff reporting to the tailings pond are recycled for use in the mill process. Water will be pumped to the plant using a reclaim water barge.

         An emergency spillway is provided to safeguard the dike in the event of unexpected climatic conditions or operational constraints. The emergency spillway will be constructed in the south east corner of the TMF and will be raised as the dike is raised.

         Seepage analyses were carried out to estimate the seepage through the Tailings Dike for the purpose of sizing the chimney and finger drains as well as the perimeter collection ditch. Stability analyses were carried out using parameter values based on analyses carried out by BGC as reported in the Feasibility Report (BGC, 1996). The dike structure is stable under various loading conditions and suitable for post-closure environment.

         The minimum and maximum normal operating volumes used for design of the tailings pond are 500,000 m(3) and 3,000,000 m(3). The minimum normal operating volume

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         provides sufficient water depth to meet barge and reclaim pumping requirements, as well as settlement of solids. The maximum normal operating volume is based on the seasonal fluctuation in precipitation and the water treatment plant capacity. In average conditions, the maximum water level will occur in the tailings pond during the month of September, at the end of the wet season.

         To ensure dike safety and satisfactory performance as tailings depository, instrumentation is required to be installed in the dike structure. This includes pore water pressure monitoring, settlement monitoring and groundwater monitoring during operation and post-closure.

         1.9      ADMINISTRATION AND OPERATIONS

         Buckland Harapiak (B-H) was engaged by Crystallex to carry out a study and make recommendations for the appropriate organization structure for the Las Cristinas operation, with a particular focus on the Finance & Administrative functions. The organization proposed would support the 20,000 t/d open pit mine and CIL processing facility with a total work force of approximately 400 employees. Research for this report included interviews with senior management from Crystallex, including in-country management; feasibility work previously completed by SNC-Lavalin and MDA; the 1996 Socio-Economical Study conducted on behalf of PDI; the Las Cristinas Development Plan (presented earlier this year by Dr. Sadek El-Alfy and Julio Rojo) and various other sources of information on Venezuela and comparable mining operations around the world.

         1.10     ENVIRONMENTAL MANAGEMENT

         1.10.1   INTRODUCTION

         A number of conclusions and recommendations can be drawn from environmental analyses and the preliminary assessment of the potential environmental impacts conducted during the feasibility stage of the Las Cristinas Project, as well as development of the preliminary concept for site closure and rehabilitation.

         A detailed Environmental Impact Assessment of the Las Cristinas project is required by both Venezuelan and World Bank requirements. A significant amount of environmental baseline data and impact analysis necessary for EIA preparation was undertaken by PDI throughout the early to mid 1990's. PDI submitted an EIA document to the Venezuelan Government for review and approval in 1996, and a

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         Land Occupation permit was issued for the project. Building on the work conducted by PDI, and in consultation with the Venezuelan Ministry of Environment and Natural Resources, Crystallex initiated an update of the PDI work during the feasibility stage of their project development to reflect changes in project design and environmental characteristics. The main environmental activities of SNC-Lavalin and Crystallex during this feasibility stage were:

         o Review of the Venezuelan environmental permitting and approval process and standards/guidelines of the World Bank to ensure that regulatory and Bank requirements are addressed/accounted for in the project development schedule and work plan, and project design;

         o Initial consultation with the Ministry of Environment and Natural Resources;

         o Initial consultation with local community leaders and residents, including a preliminary social survey;

         o Collection and review of all available PDI documents and databases and other available published data;

         o Additional acid base accounting testing of waste rock and ore materials;

         o Updating of the demographic data for the local and regional communities incorporating 2001 census data;

         o Review of the (revised) Crystallex project design and assessment of potential environmental impacts and measures that can be reasonably implemented to minimize or eliminate environmental effects;

         o  Development of a preliminary site closure concept;

         o Establishment of objectives and guidelines for the development of an Environmental Management Plan

         o Interaction with project designers to ensure that mitigation measures identified to minimize/eliminate impacts have been incorporated into project design concepts and capital/operating cost estimates; and

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         o  Identification of studies and testing that must be undertaken in subsequent stages to provide the data necessary to further assess potential risk and address concerns at a more detailed level of design.

         A revised/updated EIA, Site Closure and Rehabilitation Plan and Environmental Management Plan that meets Venezuelan and World Bank standards will be prepared in the next stage of project development.

         1.10.2   CONCLUSIONS

         The following are key conclusions of the preliminary environmental impact assessment and preliminary site closure and rehabilitation concept for the Las Cristinas project:

         RISK OF SIGNIFICANT ENVIRONMENTAL CONTAMINATION FROM EFFLUENT DISCHARGES IS LOW

         The Las Cristinas project can be developed in a manner which minimizes impacts to the physical and biological environment.

         The Las Cristinas project is being designed in accordance with applicable Venezuelan legislation and regulations, and World Bank standards.

         Crystallex has committed to the removal and controlled management/disposal of mercury contaminated soils in a contained landfill facility, potentially resulting in improvements to local water quality and reduced mercury load in local fish.

         Initial acid base accounting (ABA) tests conducted on representative samples of waste rock and ore composites indicate that almost 60% of waste rock (oxidized saprolite and carbonate bedrock) will be non-acid generating and approximately 20% of waste rock (sulphidic saprolite) will be acid generating; the waste rock dumps will be designed to ensure that acid generating waste is placed over the low permeability saprolite soils (to retard downward migration into subsurface soils and ground water) and covered/buffered by non-acid generating or net acid consuming waste.

         As precipitation exceeds evaporation over the course of a full annual cycle, there will be a net discharge of water from the Las Cristinas site, however the site is being designed and can be operated to effectively manage site drainage in a manner which prevents erosion and ensures that all site effluent discharges to surface receivers will meet Venezuelan and World Bank standards.

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         An SO(2)/air cyanide destruction plant is included in process plant design; the plant will treat all reclaim from the tailings management facility prior to use in the process. Excess treated water (reclaim which is not required for the process) will be released to the environment as surface discharge. The CNwad concentration of this effluent is unknown at this early stage of design (until further design and operating details are provided for the cyanide destruction plant). If concentrations cannot be reasonably reduced to levels which comply with the Venezuelan regulations and World Bank standards (0.5 mg/L CNwad) the destruction plant could be reoriented to treat tailings as they exit the plant, for storage in the TMF facility.

         Treated effluent from the sewage treatment plant will be discharged to the tailings management facility during periods of low flow (dry season).

         Sludges generated at the sewage treatment plant, the potable water plant and (later if necessary) the ARD treatment plant will be stored in the tailings management facility, adding less than 2% to total volume over the operating life of the facility.

         Periods of flooding and potential site inundation may result in over-topping of site runoff ponds; dilution from these flood waters is expected to minimize any concern of contamination.

         RISK OF TAILINGS MANAGEMENT FACILITY (TMF) FAILURE OR ENVIRONMENTAL CONTAMINATION IS LOW

         The Las Cristinas site area is in seismic activity zone 0 which presents the lowest possible risk of seismic activity.

         The TMF dam is designed to a stability factor of 1.3 (initial) and 1.5 (final configuration and closure condition), which exceeds Venezuelan, European Union, and Canadian dam association standard of 1.1.

         The TMF is designed to contain a 24 hour Probable Maximum Precipitation flood (PMF).

         The tailings dam structure is designed to include a low permeability "clay" core (saprolite soils) with a lower permeability hard rock shell on the downstream face. A chimney drain and finger drains will be provided to minimize head build-up and dangerously high phreatic head levels in the tailings; dam seepage will be collected in a perimeter drain and released or re-circulated by a series of perimeter sumps back to the tailings pond for long-term storage. Estimated seepage rate will be

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         approximately 11 m(3)/hr for the starter dam and 157 m(3)/hr for the ultimate configuration.

         The entire tailings basin will be cleared of vegetation and founded on a low permeability saprolite soil layer with an average conductivity rate of 1 x 10-6 cm/s, and an average layer thickness of 30 m to 40m, providing a competent containment barrier to contaminant migration.

         The tailings dam "clay" core will be keyed into the low permeability saprolite soils, preventing any inadvertent by-pass through intermittent sand or gravel lenses.

         PERMITTING EXPECTED TO BE STRAIGHTFORWARD

         The Las Cristinas project can be developed in a manner which meets Venezuelan environmental standards.

         The government of Venezuela and the President of the Republic have indicated their repeated support for the Las Cristinas project, and other mining projects in Bolivar state.

         The Ministry of Environment and Natural Resources (MARNR) has indicated verbally that EIA requirements for the Las Cristinas project can be met with submission of a summary of updates and revisions to the PDI environmental impact assessment, submitted and approved by MARNR in the late 1990s; no significant regulatory hurdles are expected.

         Crystallex maintains routine on-going discussions with CVG, MARNR and local political leaders; issues are identified early and addressed as quickly as possible; there are no known concerns on the part of any government agency or political party that would present a significant risk of opposition to the project.

         Leaders of the 6 main unions whose membership incorporates most of the small miners operating within the Las Cristinas concessions indicated verbal support for the project during recent interviews.

         60% of surveyed residents in the local villages of Nuevas Claritas, Santo Domingo and Las Claritas, support the Las Cristinas project if they can either continue with mining activities or are provided another source of employment income.

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         Crystallex has committed to providing technical assistance to small miners and will be examining alternate employment opportunities for small miners in the next stage of project design. Crystallex has also committed to meeting Venezuelan and World Bank standards.

         CVG is required by law to provide assistance in preventing the re-settlement of small miners within the concession once the site has been cleared for Crystallex operations.

         RISK OF CONTAMINATION FOLLOWING CLOSURE IS LOW

         A detailed site closure and rehabilitation plan will be prepared in the next stage of project design.

         The preliminary concept for site closure and rehabilitation at closure is developed on the basis that final land use for the site area will be natural, consistent with objectives for the Imataca Forest Reserve.

         Crystallex will maintain an active presence at the site for an undefined interim period following termination of mine production, and prior to "walking away" from the site. During this period they will operate an ARD treatment plant (if considered necessary), and all site drainage necessary to ensure that ARD effluents are not released to the environment untreated. All essential services such as access roads, some buildings and some power supply will be maintained during the interim period. All buildings, equipment, roads, and above ground services (e.g., transmission lines; water supply lines, pumps, etc.) will be removed at closure (at latest following the active interim closure period), and all slopes will be graded for public safety and establishment of vegetation. Non-essential dams and berms will be breached and graded to blend in with surrounding topography. The interim period will end once Crystallex can demonstrate that all slopes are physically stable and that all site drainage can be released to the environment without treatment in compliance with Venezuelan and World Bank water quality standards.

         1.10.3   OVERALL CONCLUSION

         In summary, it is concluded at this stage that the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will be conducted in subsequent stages of development to confirm these conclusions.

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         1.10.4   RECOMMENDATIONS

         A number of recommendations for specific work tasks to be conducted in subsequent design stages are considered routine (such as preparation of a detailed environmental impact assessment), and are not provided in the following summary. A work plan which contains these activities will be developed by Crystallex prior to initiating the next stage of design. The recommendations provided below are those which are considered most significant in the consideration of project feasibility.

         It is recommended that Crystallex conduct additional acid base accounting and long-term static tests to confirm results of the initial acid generation potential testing conducted during the feasibility stage; details of the test program will be developed at the outset of the next stage of project design.

         It is recommended that Crystallex conduct additional interviews and surveys of the local political leaders, residents, and business operators (including the small miners) to obtain input on the potential social and economic impacts of the project (positive and negative), as well as development of an action plan which will address mitigation/compensation required to offset impacts caused as a result of lost employment once the small miners are permanently removed from the Las Cristinas concessions. These activities should be conducted in the context of a broader action plan program in accordance with established World Bank procedures.

         Although not specifically required by Venezuelan regulation, it is recommended during the next stage of project design that Crystallex arrange for, hold and attend a series of community meetings in strategic locations throughout the zone of influence to describe the Las Cristinas project and receive public feedback on potential impacts of the project and measures which could be implemented to minimize the significance of potential impacts.

         1.11     CAPITAL COST ESTIMATES

         The Las Cristinas project capital costs are summarized in the Table
         1-7.

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                       TABLE 1-7 SUMMARY OF CAPITAL COST

         ----------------------------------------------------------------------
         ITEM                                      ESTIMATED COST (US$ x 1,000)
         ----------------------------------------------------------------------
         Mine                                                27,258
         ----------------------------------------------------------------------
         Process Plant                                       80,196
         ----------------------------------------------------------------------
         Tailings Management Facility                        25,490
         ----------------------------------------------------------------------
         Infrastructure                                      27,728
         ----------------------------------------------------------------------
         SUB-TOTAL DIRECT COSTS                             160,672
         ----------------------------------------------------------------------
         Owner's Costs                                       10,000
         ----------------------------------------------------------------------
         Indirect Costs                                      72,095
         ----------------------------------------------------------------------
         TOTAL COSTS                                        242,767
         ----------------------------------------------------------------------

         In addition, sustaining capital totalling $160 million over the 34 years of the mine will be required.

         These estimates do not include VAT of $38.8 million which is recoverable once gold sales commence.

         1.12     OPERATING COST ESTIMATES

         The estimated Operating Costs for the project, based on life of project averages are in Table 1-8 as follows (before royalties):

                        TABLE 1-8 OPERATING COST ESTIMATE

         ----------------------------------------------------------------------
         ITEM               OPERATING COST/T ORE     OPERATING COST /OZ GOLD *
         ----------------------------------------------------------------------
         Mining                    $2.944                     $80.01
         ----------------------------------------------------------------------
         Processing                $3.378                     $91.80
         ----------------------------------------------------------------------
         G & A                     $0.381                     $10.37
         ----------------------------------------------------------------------
         TOTAL                     $6.704                     $182.18
         ----------------------------------------------------------------------
         Note:  *Does not include royalties

         1.13     FINANCIAL ANALYSIS

         The findings in Table 1-9 were generated by the financial analysis using a gold price of $325/oz.

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                           TABLE 1-9 FINANCIAL SUMMARY

         -------------------------------------------------------------------------------------------------
         Cumulative Project Cash Flow                                       $ 742 million
         -------------------------------------------------------------------------------------------------
         IRR Project (without debt financing, before VAT and taxes)         14.5%
         -------------------------------------------------------------------------------------------------
         NPV Project cash flows @ 5%                                        $ 238.5 million (before taxes)
         -------------------------------------------------------------------------------------------------
         Payback Period-Years (from start of project)                       5 years (before tax)
         -------------------------------------------------------------------------------------------------

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crystallex International Corporation
                                      ------------------------------------
                                                   (Registrant)


Date   September 11, 2003                       By    /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature